Exhibit 99.2

WALKME LTD. 1 WALTER MOSES ST. TEL AVIV 6789903, ISRAEL
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717. Must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V53926-P16182 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

WALKME LTD.

Important instructions for Item 1a relating to the Merger Proposal:

IF YOU ARE NOT A PARENT AFFILIATE (AS DEFINED BELOW), PLEASE BE CERTAIN TO CHECK THE BOX “YES” IN ITEM 1a TO CONFIRM YOUR STATUS.

Under the Israeli Companies Law, 5759-1999, your Shares cannot be counted towards or against the majority required for approval of the Merger Proposal unless you provide the foregoing important confirmation.

If you are a Parent Affiliate, please check the box “NO” in Item 1a.				3.
Director Re-Election Proposal. To approve the re-election of each of Jeff Horing, Ron Gutler and Haleli Barath, as Class III directors of the Company to hold office until the close of the Company’s annual general meeting of the Company’s shareholders in 2027, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s amended and restated articles of association or the Israeli Companies Law, 5759-1999.

The Company’s Board of Directors recommends you vote FOR each of the following proposals:
	For	Against	Abstain
1.
The Merger Proposal. To approve the acquisition of WALKME LTD. (the “Company”) by SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), including the approval of (a) the Merger Agreement dated as of June 4, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of the Parent (“Merger Sub”), (b) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999, following which Merger Sub will cease to exist as a separate legal entity and the Company will survive the merger and become a wholly owned subsidiary of Parent (the “Merger”); (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each Share of the Company owned immediately prior to the Effective Time (as defined in the Merger Agreement); (d) the treatment of equity awards of the Company in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);
	☐	☐	☐
							For	Against	Abstain
Nominees:

					3a.	Jeff Horing	☐	☐	☐

					3b.	Ron Gutler	☐	☐	☐

					3c.	Haleli Barath	☐	☐	☐

							For	Against	Abstain
4.
Auditor Re-Appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

							☐	☐	☐

							For	Against	Abstain

				5.	CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer on May 30, 2024, subject to requisite approval by the Company's shareholders.		☐	☐	☐

	Yes	No
1a.
The undersigned confirms that he, she or it is not (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing (each, a “Parent Affiliate”). Check this box “YES” to confirm that you are not a Parent Affiliate. Otherwise, check the box “NO” if you are a Parent Affiliate. (THIS ITEM MUST BE COMPLETED)
		☐	☐
Please note: By voting, whether by means of this proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of the CEO Compensation Proposal).

		For	Against	Abstain
2.
Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the meeting.
		☐	☐	☐

Please sign exactly as your name(s) appear(s) on this proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, administrators, etc., should include their title and authority. Corporations should provide the full name of the corporation and title of the authorized officer signing this proxy.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for
the Special and Annual General Meeting of Shareholders:
The Proxy Statement is available at www.proxyvote.com.

V53927-P16182

WALKME LTD.
Special and Annual General Meeting of Shareholders
To be held August 7, 2024

This proxy is solicited by the Board of Directors

The undersigned, a shareholder of WalkMe Ltd. (the “Company”), a company organized under the laws of the State of Israel, hereby appoints Hagit Ynon, the Company’s Chief Financial Officer, and Paul Shinn, the Company’s General Counsel, or either of them, as the attorney, agent and proxy of the undersigned, with full power of revocation and substitution, for and in the name of the undersigned, to vote and otherwise act on  behalf  of  the  undersigned  at  the  Special  and  Annual  General  meeting  of  shareholders  of  the  Company  to  be  held  at  the  principal  executive  offices  of  the  Company,  located at 1 Walter Moses St., Tel Aviv 6789903, Israel, on August 7, 2024, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time) (such meeting, the “meeting”), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote at the meeting, with all powers the undersigned would possess if personally present at the meeting, provided said proxies are authorized and directed to vote as indicated with respect to the matters set forth below in this proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the meeting or any adjournment(s) or postponement(s) thereof for which the Company’s Board of Directors recommends a “FOR” vote.

If no direction is made with respect to the Merger Proposal (as described on the reverse side), then: (i) if the undersigned acknowledges that he, she or it is not a Parent Affiliate (as described on the reverse side) by completing the box “YES” next to Item 1a on the reverse side, this proxy will be voted “FOR” the Merger Proposal, in accordance with the recommendation of the Company’s Board of Directors; and (ii) if the undersigned does not provide the foregoing acknowledgment, this proxy will not be voted on the Merger Proposal.

IMPORTANT NOTE CONCERNING THE MERGER PROPOSAL (PROPOSAL 1): YOUR VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF THE MERGER PROPOSAL UNLESS YOU CONFIRM THAT YOU ARE NOT A PARENT AFFILIATE (AS DESCRIBED ON THE REVERSE SIDE) BY COMPLETING THE BOX “YES” NEXT TO ITEM 1a ON THE REVERSE SIDE. FOR THE AVOIDANCE OF DOUBT, YOUR VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF THE MERGER PROPOSAL IF YOU INDICATE THAT YOU ARE A PARENT AFFILIATE OR IF YOU FAIL TO MAKE A SELECTION AS TO WHETHER OR NOT YOU ARE A PARENT AFFILIATE.

IMPORTANT NOTE CONCERNING THE CEO COMPENSATION PROPOSAL (PROPOSAL 5): BY EXECUTING THIS PROXY CARD, YOU ARE CONFIRMING THAT YOU DO NOT HAVE A CONFLICT OF INTEREST (I.E., YOU ARE NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL 5 AND YOUR VOTE CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THE CEO COMPENSATION PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF THE CEO COMPENSATION PROPOSAL (IN WHICH CASE, YOUR VOTE WILL ONLY COUNT FOR OR AGAINST THE ORDINARY MAJORITY, AND NOT FOR OR AGAINST THE SPECIAL TALLY REQUIRED FOR APPROVAL AND ADOPTION OF THE CEO COMPENSATION PROPOSAL), PLEASE NOTIFY MR. PAUL SHINN, THE COMPANY’S GENERAL COUNSEL, VIA MAIL TO WALKME LTD., 1 WALTER MOSES ST., TEL AVIV 6789903, ISRAEL, ATTN: MR. PAUL SHINN, GENERAL COUNSEL. PLEASE SEE THE COMPANY’S PROXY STATEMENT, DATED JULY 1, 2024 (THE “PROXY STATEMENT”) FOR A FURTHER EXPLANATION AS TO EACH PROPOSAL, INCLUDING AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

If you are unable to make the aforesaid confirmations required for Items 1a or the CEO Compensation Proposal (Proposal 5) for any reason or have any questions on how to fill out this proxy card, please contact
D.F. King & Co., Inc. via telephone toll-free at (800) 967-4607 or via email at wkme@dfking.com.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS PROXY AND MAIL THE ENTIRE PROXY PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side